Exhibit 99.1

Costamare Inc. Announces Filing of Registration Statement by Master Limited Partnership

ATHENS, GREECE – October 2, 2014 – Costamare Inc. (the “Company”) (NYSE:CMRE) announced today the filing of a Registration Statement on Form F-1 with the Securities and Exchange Commission (the “SEC”) for the initial public offering of common units representing limited partnership interests (the “common units”) in Costamare Partners LP (the “MLP”), a Marshall Islands limited partnership and a wholly owned subsidiary of the Company.  The number of common units to be offered and the price range for the offering have not yet been finally determined.  Application will be made to list the common units on the New York Stock Exchange under the symbol “CMRP”.

The proceeds from the offering are expected to be used principally to reduce indebtedness and for general partnership purposes, with the remainder to be distributed to the Company.  The Company intends to contribute to the MLP a 100% interest in the entities which own four of the Company’s existing container vessels.  Following the offering, the MLP will remain a consolidated subsidiary of the Company as the Company will retain a majority of the MLP’s total equity interests and, through a subsidiary, act as its general partner.  Completion of the initial public offering is subject to further authorization of the board of directors of the Company, as well as completion of the SEC review process.

Morgan Stanley & Co. LLC, Barclays Capital Inc., Citigroup Global Markets Inc., Wells Fargo Securities, LLC, Credit Suisse Securities (USA) LLC and J.P. Morgan Securities LLC are acting as the underwriters for the offering.

The offering is being made only by means of a prospectus.  When available, a preliminary prospectus relating to the offering may be obtained from: Morgan Stanley, 180 Varick Street, 2nd Floor, New York, NY 10014, Attn: Prospectus Department, email: prospectus@morganstanley.com; Barclays, c/o Broadridge Financial Solutions, 1155, Long Island Avenue, Edgewood, New York 11717, by calling (888) 603-5847 or by emailing Barclaysprospectus@broadridge.com; Citigroup, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, by calling (800) 831-9146 or by emailing prospectus@citi.com; Wells Fargo Securities, 375 Park Avenue, New York, New York 10152, Attn: Equity Syndicate Dept., email: cmclientsupport@wellsfargo.com; Credit Suisse, One Madison Avenue, New York, NY 10010, Attn: Prospectus Department, by calling 1-800-221-1037 or by emailing newyork.prospectus@credit-suisse.com; or J.P. Morgan, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, by calling (866) 803-9204.

A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

About Costamare Inc.

Costamare Inc. is one of the world’s leading owners and providers of containerships for charter.  The Company has 40 years of history in the international shipping industry and a fleet of 67 containerships, with a total capacity in excess of 445,000 TEU, including nine newbuild containerships on order.  12 of our containerships, including nine newbuilds, have been acquired pursuant to the Framework Agreement with York Capital Management by vessel-owning joint venture entities in which we hold a minority equity interest. The Company’s common stock, Series B Preferred Stock and Series C Preferred Stock trade on the New York Stock Exchange under the symbols “CMRE”, “CMRE PR B” and “CMRE PR C”, respectively.

Forward-Looking Statements

This press release contains “forward-looking statements”.  In some cases, you can identify these statements by forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could” and “expect” and similar expressions.  These statements are not historical facts but instead represent only Costamare’s belief regarding future results, many of which, by their nature, are inherently uncertain and outside of Costamare’s control.  It is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements.  For a discussion of some of the risks and important factors that could affect future results, see the discussion under the caption “Risk Factors” in both Costamare Inc.’s Annual Report on Form 20-F (File No. 001-34934) and the MLP’s Registration Statement on Form F-1.

In addition, the MLP initial public offering may not be successful, the MLP may not raise the planned amount of proceeds even if the initial public offering is completed, we may change the planned initial assets to be included in the MLP and the timetable in which the proposed transactions may be completed is uncertain.  No assurance can be given as to the value of the MLP, the price at which its securities may trade or whether a liquid market for its securities will develop or be maintained. We do not undertake to update any forward-looking statements as a result of new information or future events or developments.

Contacts:

Company:
Gregory Zikos - Chief Financial Officer
Konstantinos Tsakalidis - Business Development
Costamare Inc., Athens, Greece
Tel: (+30) 210-949-0000
Email: ir@costamare.com

Investor Relations:
Gus Okwu
Allison + Partners, New York
Telephone: (+1) 646-428-0638
Email: costamare@allisonpr.com